Exhibit 99.1

Appointment of Interim Chief Financial Officer

11 November 2025 – Ioneer Ltd (“Ioneer”) (ASX: INR, NASDAQ: IONR) is pleased to announce the appointment of April Hashimoto as its Interim Chief Financial Officer (CFO), effective 6 November 2025. April is based on the West Coast of North America in the same time zone as the Reno Office.

April brings extensive executive financial leadership experience, having most recently served in senior finance and CFO roles at Lithium Americas Corp and Pembrook Copper Corp respectively. She has deep international mining experience and has worked in both private and public companies. The Board is confident that she will provide strong financial stewardship during this transitional period.

This appointment follows the departure of Ian Bucknell, who will step down from the role effective 4 December 2025. The timing of April’s appointment allows for an orderly transition of the role.

The Company anticipates commencing a formal search process for a permanent CFO once the timing of a Final Investment Decision is known post the Strategic Partnering process and will update the market in due course.

Ioneer Managing Director Bernard Rowe said “I am pleased to welcome April to the ioneer executive team at this pivotal time for the company. April has extremely relevant recent experience in the lithium sector and is a highly skilled finance executive with a proven track record.”

This ASX release has been authorised by Ioneer Managing Director, Bernard Rowe.

--ENDS—

Investor Relations	Media Relations

Chad Yeftich	Daniel Francis
Ioneer USA Corporation	FGS Global (USA)
Investor Relations (USA) T: +1 775 993 8563 E: ir@ioneer.com	Media Relations (AUS) E: daniel.francis@fgsglobal.com

About Ioneer

Ioneer Ltd is an emerging lithium–boron producer and the 100% owner of the Rhyolite Ridge Lithium-Boron Project. Rhyolite Ridge is one of only a small number of lithium-boron ore deposits globally, and a linchpin project in Nevada’s burgeoning Lithium Loop.

Rhyolite Ridge closed a US$996 million loan with the U.S. Department of Energy Loan Programs Office under the Advanced Technology Vehicles Manufacturing program in January 2025. In October 2024, Ioneer received the final federal permit for the project from the Bureau of Land Management, concluding the formal federal permitting process which began in early 2020. Ioneer signed separate offtake agreements with Ford Motor Company and Prime Planet & Energy Solutions (joint venture between Toyota and Panasonic) in 2022 and Korea’s EcoPro Innovation in 2021.

To learn more about Ioneer, visit www.Ioneer.com/investors or join our online communities on X, Facebook, LinkedIn, Instagram and YouTube

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